February 9, 2017

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Attn:  Ms. Megan Miller

Re:          FPA Funds SOX Review of Fund Disclosures

Dear Ms. Miller:

This letter is in response to the comments you provided to the FPA Funds on our telephone call January 9, 2017. Set forth below are the comments and the applicable Registrants’ responses.

1.             Comment: For FPA Crescent Fund and FPA New Income, Inc., in future filings that include variable rate securities, please indicate a description of the reference rate and spread and the end of period interest rate, or disclose the end of period reference rate for each reference rate in a note to the schedule.

Response: Our understanding of the proposed disclosure requirements for variable rate securities under Regulation S-X will become effective for fiscal years ending after August 1, 2017. The Funds’ Administrator is currently incorporating those new disclosures for FPA New Income, Inc.’s Annual Report dated September 30, 2017 and FPA Crescent Fund’s Annual Report dated December 31, 2017.

2.             Comment: For FPA Crescent Fund, please add a commitments and contingencies line item to the Statements of Assets and Liabilities with a parenthetical reference to the note that discloses unfunded commitments and other commitments and contingencies in future filings. S-X Article 6-04.15

Response: This disclosure will be added to the Statement of Assets and Liabilities for all Funds with unfunded commitments.

3.             Comment: For FPA Capital Fund, Inc., FPA Crescent Fund, FPA International Value Fund, FPA New Income, Inc., and Source Capital, Inc., please confirm if there is a payable for trustee fees at period end.  If so, in future filings these should be disclosed separately in accordance with Regulation S-X, Article 6-04.12.

Response: We confirm that no Director or Trustee fees were payable at the respective period ends. In addition, should the Funds have Director or Trustee fees payable at the end of a future reporting period, the amount will be disclosed separately.

4.             Comment:  For FPA Crescent Fund, FPA International Value Fund and FPA New Income, Inc., please refer to Regulation S-X Articles 6-04 and 6-07.  Investments in affiliates and income from affiliates should be shown separately on the Balance Sheet and Statement of Operations, respectively.  Please update in future filings, as applicable.

Response: Separate disclosure of investments in affiliates and income from affiliates will be included on the Statement of Assets and Liabilities and the Statement of Operations in future filings.

5.             Comment:  For FPA Crescent Fund, per ASC 820-10-50-2(bbb), please confirm if there have been any changes in the valuation techniques on any of the Level 3 investments that should have been disclosed.

Response:  For FPA Crescent Fund there were no changes to valuation techniques on any Level 3 investments during the period.

6.             Comment: For FPA Crescent Fund and FPA International Value Fund, the notes to the financial statements state that realized and unrealized gains and losses on forward foreign currency contracts are included in the line item called forward foreign currency contracts.  The note also states that there was volume during the period.  However, there was no line item on the Statement of Operations named forward foreign currency contracts.  Please update accordingly on future filings.

Response:  The Notes to Financial Statements will be updated in future filings to read as follows:

Realized gains and losses and the net change in unrealized appreciation (depreciation) on forward foreign currency contracts for the year are included in the Statement of Operations under the captions “Foreign currency transactions” and “Translation of foreign currency denominated amounts,” respectively.

7.             Comment:  For FPA New Income, please explain why the Fund’s expense ratio at September 30, 2016 exceeded the expense cap that was in place for the year.

Response:  The expense cap was not in place for the entire year. It was put in place on June 1, 2016 and is applicable after that date. Thus, the expense ratio for the year ended September 30, 2016 is comprised of the average of eight months without the expense cap and four months with the expense cap.

8.             Comment:  For FPA New Income, Inc. and FPA Paramount Fund, Inc., please confirm if any fees waived and reimbursed are subject to recapture.  If so, please disclose the amounts that are subject to recapture and the terms of the recapture agreement or contract.

Response: Under the Expense Limit Agreements for FPA New Income, Inc. and FPA Paramount Fund, Inc., none of the fees waived and reimbursed are subject to recapture after the end of the fiscal year.

9.             Comment:  Please explain why Form 40-17G Accession Number 0001104659-16-141214 was amended.  In future filings please include a cover letter or note on the reason for the amendment.

Response: The Funds extended their Joint Investment Company Blanket Bond for 60 days, which prompted the filing and the cover letter to the filing stated that the filing included, “A copy of Rider 31 and Rider 32 (the “Riders”) to extend the term of the Funds’ Joint Investment Company Blanket Bond in the amount of $9,550,000 (“Bond”) until October 23, 2016.” We believe this adequately explains the reason for the amendment.

10.          Comment:  For all Funds, Form N-CSR, Item 4(e)(2)(c) discloses 100%.  This paragraph describes situations where the pre-approval requirement is waived by disclosing that 100% of the services were approved by the audit committee pursuant to this provision of Regulation S-X.  The Funds do not appear to be in compliance with this provision.  Confirm that this disclosure is correct.

Response: For future filings we will update the disclosure to reflect the Regulation S-X requirement as follows:

0% of services described in each of paragraphs b-d of this items were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

I trust that the foregoing is responsive to each of your comments.  Please do not hesitate to contact me at (310) 996-5458 if you have any questions concerning the foregoing.

Sincerely,

/s/ J. Richard Atwood
President

cc: Francine S. Hayes, Secretary